October 23, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rolf Sundwall

Mark Brunhofer

Christine Westbrook

Suzanne Hayes

Re:	Tiziana Life Sciences plc

Amendment No. 3 to Registration Statement on Form F-1

Filed October 18, 2018

File No. 333-226368

Ladies and Gentlemen:

On behalf of Tiziana Life Sciences plc (the “Company”), we are submitting this letter and the following information in response to a letter, dated October 3, 2018, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-1 (Amendment 3) submitted on October 18, 2018 (the “Registration Statement”). We are also electronically transmitting an amended version of the Registration Statement (“Amendment 4”) and sending the Staff a hard copy of this letter, Amendment 4 and a blackline between Amendment 4 and Amendment 3.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment 4.

Registration Statement on Form F-1
Prospectus Summary

Selected Risks Affecting Our Business, page 4

1.	We note your response to comment 1, which we reissue. Please also amend your disclosure in the Summary section to highlight the risk that certain existing shareholders will exert significant influence over matters that require shareholder approval.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the relevant disclosure accordingly on page 5.

Cooley (UK) LLP  Dashwood 69  Old Broad Street  London EC2M 1QS, UK
t: +44 (0) 20 7583 4055  f: +44 (0) 20 7785 9355  cooley.com

Cooley (UK) LLP is a limited liability partnership and is registered in England and Wales with registered number OC395270. Our registered office is at the address above. Cooley (UK) LLP is authorised and regulated by the Solicitors Regulation Authority (SRA number 617791). A list of the members of Cooley (UK) LLP and their professional qualifications is open to inspection at its registered office. The word ‘partner,’ used in relation to Cooley (UK) LLP, refers to a member of Cooley (UK) LLP or an employee or consultant of Cooley (UK) LLP (or any affiliated firm) of equivalent standing.

U.S. Securities and Exchange Commission
October 23, 2018

Capitalization, page 51

2.	Please revise your presentation so that the balance of your cash and short-term deposits and short-term investments is not included in the total capitalization amount.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the presentation accordingly on page 51.

3.	Refer to our prior comment 3. Please explain to us how the increase in cash and short term deposits and short-term investments between the Actual and Pro Forma columns of your disclosure reflects the $1,163,550 of gross proceeds from the issuance of unsecured loans.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has reflected the use of the $1,163,550 gross proceeds in the pro forma column on page 51. The majority of the gross proceeds were used to clear existing liabilities and the cash position on the pro forma reflects the Company’s cash balance at the pro forma date.

Cooley (UK) LLP   Dashwood   69 Old Broad Street   London EC2M 1QS, UK
t: +44 (0) 20 7583 4055  f: +44 (0) 20 7785 9355  cooley.com

Cooley (UK) LLP is a limited liability partnership and is registered in England and Wales with registered number OC395270. Our registered office is at the address above. Cooley (UK) LLP is authorised and regulated by the Solicitors Regulation Authority (SRA number 617791). A list of the members of Cooley (UK) LLP and their professional qualifications is open to inspection at its registered office. The word ‘partner,’ used in relation to Cooley (UK) LLP, refers to a member of Cooley (UK) LLP or an employee or consultant of Cooley (UK) LLP (or any affiliated firm) of equivalent standing.

U.S. Securities and Exchange Commission
October 23, 2018

Please contact me at +44 (0) 20 7556 4230 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Yours sincerely,

/s/ Edward Dyson
Edward Dyson

cc:	Tiziano Lazzaretti, Tiziana Life Sciences plc

Cooley (UK) LLP   Dashwood   69 Old Broad Street   London EC2M 1QS, UK
t: +44 (0) 20 7583 4055  f: +44 (0) 20 7785 9355  cooley.com

Cooley (UK) LLP is a limited liability partnership and is registered in England and Wales with registered number OC395270. Our registered office is at the address above. Cooley (UK) LLP is authorised and regulated by the Solicitors Regulation Authority (SRA number 617791). A list of the members of Cooley (UK) LLP and their professional qualifications is open to inspection at its registered office. The word ‘partner,’ used in relation to Cooley (UK) LLP, refers to a member of Cooley (UK) LLP or an employee or consultant of Cooley (UK) LLP (or any affiliated firm) of equivalent standing.